UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Hotel Group
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM HOTEL GROUP EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	4
Notes to Financial Statements	5
SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	10
SIGNATURE	11
EXHIBIT
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Wyndham Hotel Group Employee Savings Plan
Parsippany, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Wyndham Hotel Group Employee Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2019.
Denver, CO
June 11, 2026

WYNDHAM HOTEL GROUP EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2025	2024
ASSETS:
INVESTMENTS AT FAIR VALUE:
Mutual funds	$83,062,165	$115,245,091
Common collective trusts	247,110,731	190,709,486
Common stock	7,088,109	9,544,361
Money market funds	5,701,783	5,021,540
Total investments	342,962,788	320,520,478

NON-INTEREST-BEARING CASH	785	14,307

RECEIVABLES:
Employer contributions	122	79
Employee contributions	149	—
Notes receivable from participants	2,105,976	2,589,531
Total receivables	2,106,247	2,589,610
TOTAL ASSETS AVAILABLE FOR BENEFITS	345,069,820	323,124,395

LIABILITIES:
Excess contributions payable	—	154
NET ASSETS AVAILABLE FOR BENEFITS	$345,069,820	$323,124,241

The accompanying notes are an integral part of these financial statements.

WYNDHAM HOTEL GROUP EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2025
ADDITIONS AND DEDUCTIONS TO NET ASSETS:
Contributions:
Employee contributions	$14,840,307
Employer contributions	6,574,493
Total contributions	21,414,800

Net investment income:
Net appreciation in fair value of investments	38,597,036
Dividends and interest	5,489,080
Total investment income	44,086,116

Interest income on notes receivable from participants	175,546

Benefits paid to participants and administrative expenses	(43,730,883)
NET INCREASE IN NET ASSETS	21,945,579

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	323,124,241
End of year	$345,069,820

The accompanying notes are an integral part of these financial statements.

WYNDHAM HOTEL GROUP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Wyndham Hotel Group Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on June 1, 2018 in connection with Wyndham Hotels & Resorts, Inc.’s (the “Company”) separation from Wyndham Worldwide Corporation, now known as Travel + Leisure Co.
Bank of America, N.A. (the “Trustee”) is the Plan’s trustee and Merrill Lynch, Pierce, Fenner and Smith, Inc. (the “Recordkeeper”) is the Plan’s recordkeeper. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment advisors appointed by the Plan Administrator.
The following is a summary of certain Plan provisions:
Eligibility
Each regular and part-time U.S. employee of the Company is eligible to participate in the Plan and receive employer matching contributions as soon as administratively feasible on the first day of the month following such employee’s date of employment and the attainment of age eighteen. Each long-term part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan as soon as administratively feasible on the first day of the month following the date such employee attains age 18 and completes i) a computation period during which he or she was credited with at least 1,000 hours of service or, if earlier, ii) three consecutive computation periods during which he or she was credited with at least 500 hours of service, or iii) on or after January 1, 2025, two consecutive computation periods during which he or she was credited with at least 500 hours of service.

Contributions
Participants may contribute up to 50% of their annual compensation as either a pre-tax or Roth contribution, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution on a safe harbor basis in the amount of 100% up to the first 4% of eligible compensation and then 50% of a participant’s contribution up to the next 2% of eligible compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Effective January 1, 2025, participants who are age 60-63 generally have the option to make additional catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, money market funds and the Company’s common stock as investment options for participants. Contributions and participant account balances are limited to a maximum of 25% into the Company’s common stock.
Vesting
Participants are immediately 100% vested in their contributions and employer contributions plus actual earnings thereon.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $2,000). The initial principal amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits
On termination of service, death or disability, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account. In-service distributions for hardship and upon reaching age 59.5 are available if certain criteria are met.
2. Summary of Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan contains investments in mutual funds, common collective trusts, money market funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.
Contributions
Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation.
Administrative Expenses
Pursuant to the Plan document, administrative expenses may be paid by the Company, the Plan or both. Expenses paid from the Company are excluded from these financial statements.

Payment of Benefits
Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $211,644 at December 31, 2025.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value (“NAV”) of the shares held by the Plan at year-end as a practical expedient, which is based on the fair value of the underlying assets.
Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. Such 12b-1 fees were ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.
The Galliard Stable Return Fund (the “SRF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The SRF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SRF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation/(depreciation) in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2025.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

3. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated January 21, 2020, that the Plan adopted in 2018 is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan was amended in 2024, however the Company still believes it is tax exempt. Therefore, there was no provision for income taxes as of the financial statement date.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value

The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following table presents information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:
Level 1: Quoted prices for identical instruments in active markets.
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.
Level 3: Unobservable inputs used when little or no market data is available.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	As of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)
Common stock (a)	$7,088,109	$7,088,109
Mutual funds	83,062,165	83,062,165
Common collective trusts (b)	247,110,731	—
Money market funds (c)	5,701,783	5,701,783
Total	$342,962,788	$95,852,057

	As of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)
Common stock (a)	$9,544,361	$9,544,361
Mutual funds	115,245,091	115,245,091
Common collective trusts (b)	190,709,486	—
Money market funds (c)	5,021,540	5,021,540
Total	$320,520,478	$129,810,992

(a)    Represents Wyndham Hotels & Resorts, Inc. common stock, an exempt party-in-interest, for 2025 and 2024.
(b)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
(c)    Primarily represents an investment in BlackRock FedFund.
5. Exempt Party-in-Interest and Related Party Transactions

The Plan held approximately 93,808 and 94,696 shares of common stock of Wyndham Hotels & Resorts, Inc. as of December 31, 2025 and 2024, with a cost basis of approximately $9.4 million and $7.6 million and a fair value of approximately $7.1 million and $9.5 million, respectively.

The Plan offers participants that have investments in the Company’s common stock, the option of having dividends on such stock distributed to the participant in either cash or deposited into the participant’s account. Any dividends received in cash by participants will be subject to income taxes in the year of receipt. In 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.41 per share in each of the first, second, third and fourth quarters ($1.64 per share in aggregate). Dividends related to Wyndham Hotel’s common stock that were paid to the Plan were $154,180 during 2025.

Notes receivable from participants were $2.1 million and $2.6 million, as of December 31, 2025 and 2024, respectively. These notes receivables qualify as exempt party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Participants would become 100% vested in their employer contributions.

7. Net Asset Value per Share

In accordance with the guidance for fair value measurements in certain entities that calculate NAV per share (or its equivalents), the Plan discloses the fair value, redemption frequency and redemption notice period at the Plan level for those assets whose fair value is estimated using the NAV per share.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2025 and 2024:

	Fair Value*
Investment	2025	2024	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Federated Hermes Total Return Bond Fund (a)	$11,285,258	$11,945,480	$—	Daily	None	N/A or 5 days
Fidelity Freedom Blend Retirement Fund (b)	190,389	254,318	—	Daily	None	N/A
Fidelity Freedom Blend 2010 Fund (c)	415,173	541,604	—	Daily	None	N/A
Fidelity Freedom Blend 2015 Fund (c)	194,933	166,199	—	Daily	None	N/A
Fidelity Freedom Blend 2020 Fund (c)	1,067,132	1,396,058	—	Daily	None	N/A
Fidelity Freedom Blend 2025 Fund (c)	5,285,125	4,960,470	—	Daily	None	N/A
Fidelity Freedom Blend 2030 Fund (c)	12,540,197	11,628,392	—	Daily	None	N/A
Fidelity Freedom Blend 2035 Fund (c)	14,501,622	11,171,961	—	Daily	None	N/A
Fidelity Freedom Blend 2040 Fund (c)	15,786,100	12,453,842	—	Daily	None	N/A
Fidelity Freedom Blend 2045 Fund (c)	15,452,095	11,644,665	—	Daily	None	N/A
Fidelity Freedom Blend 2050 Fund (c)	12,383,261	9,706,659	—	Daily	None	N/A
Fidelity Freedom Blend 2055 Fund (c)	9,372,722	6,620,483	—	Daily	None	N/A
Fidelity Freedom Blend 2060 Fund (c)	5,214,300	4,062,075	—	Daily	None	N/A
Fidelity Freedom Blend 2065 Fund (c)	449,484	268,553	—	Daily	None	N/A
Galliard Stable Return Fund (d)	15,238,746	19,432,330	—	Daily	None	12 months
Harbor Capital Appreciation Fund Institutional Class (e)	42,619,163	—	—	Daily	None	N/A
Invesco Oppenheimer International Growth Fund II (f)	—	6,898,242	—	Daily	None	1 day
Northern Trust Collective Aggregate Bond Index Fund (g)	6,469,482	5,581,076	—	Daily	None	N/A
Northern Trust Collective All Country World Index Fund (h)	4,331,795	3,588,363	—	Daily	None	N/A
Northern Trust Collective Extended Market Fund (i)	14,078,224	15,089,879	—	Daily	None	N/A
SSgA S&P 500 Index Fund (j)	60,235,530	53,298,837	—	Daily	None	1 day
	$247,110,731	$190,709,486	$—

*    The fair values of the investments have been estimated using the NAV of the investment.
(a)    Investment seeks to provide total return by investing primarily in U.S. dollar denominated, investment-grade, fixed-income securities. Advance written notice of five business days is required for participant withdrawals greater than $1 million.
(b)    Investment seeks high current income and, as a secondary objective, capital appreciation.
(c)    Investment seeks high total return until its target retirement date and thereafter, seeks high current income and, as a secondary objective, capital appreciation.
(d)    Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.
(e)    Investment seeks to provide long-term growth of capital.
(f)    Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.
(g)    Investment seeks to produce results that approximate the overall performance of the Bloomberg U.S. Aggregate Bond Index.
(h)    Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International All Country World ex-U.S. Index.
(i)    Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.
(j)    Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

*****

Wyndham Hotel Group Employee Savings Plan
EIN: 82-3356232 Plan: 001

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2025

(a)	(b) Identity of Issue, Borrower Current Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
	DFA Emerging Markets Portfolio Fund	Mutual fund		$7,370,114
	DWS RREEF Real Estate Securities Fund	Mutual fund		3,803,193
	Fidelity International Capital Appreciation K6 Fund	Mutual fund		9,491,759
	Franklin Small Cap Growth Fund R6	Mutual fund		9,437,207
	Harbor Small Cap Value Retirement Fund	Mutual fund		14,290,315
	Lord Abbett Bond Debenture Fund R6	Mutual fund		4,164,304
	MFS Value Fund R6	Mutual fund		15,355,734
	Transamerica International Equity Fund R6	Mutual fund		15,119,588
	Vanguard Inflation-Protected Fund	Mutual fund		4,029,951
	Federated Hermes Total Return Bond Fund	Common collective trust		11,285,258
	Fidelity Freedom Blend Retirement Fund	Common collective trust		190,389
	Fidelity Freedom Blend 2010 Fund	Common collective trust		415,173
	Fidelity Freedom Blend 2015 Fund	Common collective trust		194,933
	Fidelity Freedom Blend 2020 Fund	Common collective trust		1,067,132
	Fidelity Freedom Blend 2025 Fund	Common collective trust		5,285,125
	Fidelity Freedom Blend 2030 Fund	Common collective trust		12,540,197
	Fidelity Freedom Blend 2035 Fund	Common collective trust		14,501,622
	Fidelity Freedom Blend 2040 Fund	Common collective trust		15,786,100
	Fidelity Freedom Blend 2045 Fund	Common collective trust		15,452,095
	Fidelity Freedom Blend 2050 Fund	Common collective trust		12,383,261
	Fidelity Freedom Blend 2055 Fund	Common collective trust		9,372,722
	Fidelity Freedom Blend 2060 Fund	Common collective trust		5,214,300
	Fidelity Freedom Blend 2065 Fund	Common collective trust		449,484
	Galliard Stable Return Fund	Common collective trust		15,238,746
	Harbor Capital Appreciation Fund Institutional Class	Common collective trust		42,619,163
	Northern Trust Collective Aggregate Bond Index Fund	Common collective trust		6,469,482
	Northern Trust Collective All Country World Index Fund	Common collective trust		4,331,795
	Northern Trust Collective Extended Market Fund	Common collective trust		14,078,224
	SSgA S&P 500 Index Fund	Common collective trust		60,235,530
*	Wyndham Hotels & Resorts, Inc.	Common stock		7,088,109
*	Various participants	Notes receivable from participants***		2,105,976
	BlackRock FedFund	Money market fund		5,490,139
	BLF Money Fund	Money market fund		211,644
	Non-interest-bearing cash			785
	Total			$345,069,549
* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Interest rates range from 4.25% to 9.50%.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Hotel Group Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this fiscal report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Hotel Group Employee Savings Plan

By: /s/ Monica Melancon
Chief Human Resource Officer
Wyndham Hotels & Resorts, Inc.

Date: June 11, 2026